UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended September 30, 2016 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on November 29, 2016 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated November 14, 2016. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“Japanese GAAP”). There are significant differences between Japanese GAAP and U.S. GAAP. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2016 and the other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Additional Japanese GAAP Financial Information for the Six Months Ended September 30, 2016

Consolidated Statements of Cash Flows

	(in millions of yen)
	For the six months ended September 30, 2015	For the six months ended September 30, 2016
Cash flows from operating activities:
Income before income taxes	926,759	738,440
Depreciation	145,348	150,111
Impairment losses	1,804	4,069
Amortization of goodwill	8,886	7,427
Equity in losses (gains) of affiliates	(144,680)	(113,940)
Increase (decrease) in allowance for credit losses	(79,850)	(102,259)
Increase (decrease) in reserve for bonuses	(9,974)	(15,375)
Increase (decrease) in reserve for bonuses to directors	(245)	(139)
Increase (decrease) in reserve for stock payments	—	1,153
Decrease (increase) in net defined benefit assets	(53,334)	(51,275)
Increase (decrease) in net defined benefit liabilities	(1,306)	2,919
Increase (decrease) in reserve for retirement benefits to directors	(136)	(145)
Increase (decrease) in reserve for loyalty award credits	1,837	2,075
Increase (decrease) in reserve for contingent losses	(43,794)	(1,180)
Interest income recognized on statement of income	(1,394,968)	(1,352,690)
Interest expenses recognized on statement of income	318,627	377,622
Losses (gains) on securities	(123,142)	(136,713)
Losses (gains) on money held in trust	(7,621)	5,047
Foreign exchange losses (gains)	43,906	2,766,965
Losses (gains) on sales of fixed assets	5,002	(3,128)
Net decrease (increase) in trading assets	936,662	(5,848,778)
Net increase (decrease) in trading liabilities	(45,087)	5,062,813
Adjustment of unsettled trading accounts	37,859	221,891
Net decrease (increase) in loans and bills discounted	(2,383,251)	6,637,682
Net increase (decrease) in deposits	1,017,206	3,084,635
Net increase (decrease) in negotiable certificates of deposit	(1,391,525)	(2,693,181)
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	304,645	1,506,188
Net decrease (increase) in due from banks (excluding cash equivalents)	(5,674,789)	793,912
Net decrease (increase) in call loans and bills bought and others	872,432	1,944,582
Net decrease (increase) in receivables under securities borrowing transactions	(2,094,223)	(1,066,799)
Net increase (decrease) in call money and bills sold and others	473,826	421,432
Net increase (decrease) in commercial papers	569,826	(726,809)
Net increase (decrease) in payables under securities lending transactions	928,407	1,769,931
Net decrease (increase) in foreign exchanges (assets)	257,847	(240,411)
Net increase (decrease) in foreign exchanges (liabilities)	227,287	(341,856)
Net increase (decrease) in short-term bonds payable	23,793	231,506
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	(105,624)	(16,696)
Net increase (decrease) in due to trust accounts	637,394	(5,194,744)
Interest income (cash basis)	1,508,379	1,465,647
Interest expenses (cash basis)	(318,323)	(378,395)
Others	444,791	(253,108)

Sub-total	(4,179,346)	8,658,426

Income taxes	(320,228)	(207,009)
Refund of income taxes	34,157	15,463

Net cash provided by (used in) operating activities	(4,465,416)	8,466,881

	(in millions of yen)
	For the six months ended September 30, 2015	For the six months ended September 30, 2016
Cash flows from investing activities:
Purchases of securities	(50,305,941)	(24,801,941)
Proceeds from sales of securities	42,831,768	14,119,365
Proceeds from redemption of securities	13,859,440	12,261,165
Increase in money held in trust	(141,108)	(406,347)
Decrease in money held in trust	177,018	349,662
Purchases of tangible fixed assets	(53,354)	(62,932)
Purchases of intangible fixed assets	(106,513)	(117,374)
Proceeds from sales of tangible fixed assets	2,681	12,285
Proceeds from sales of intangible fixed assets	—	2,882
Payments for purchases of subsidiaries’ equity affecting the scope of consolidation	—	(4,153)
Proceeds from sales of subsidiaries’ equity affecting the scope of consolidation	—	2,761
Others	(554)	(686)

Net cash provided by (used in) investing activities	6,263,436	1,354,688

Cash flows from financing activities:
Increase in subordinated borrowings	38,000	31,000
Decrease in subordinated borrowings	(48,000)	(36,500)
Proceeds from issuance of subordinated bonds payable and bonds with warrants	145,383	254,687
Payments for redemption of subordinated bonds payable and bonds with warrants	(195,400)	(252,037)
Proceeds from issuance of common stock to non-controlling shareholders	490	204
Payments for redemption of preferred securities	—	(330,560)
Dividends paid by MUFG	(126,230)	(124,103)
Dividends paid by subsidiaries to non-controlling shareholders	(55,739)	(45,425)
Purchases of treasury stock	(100,032)	(109,752)
Proceeds from sales of treasury stock	0	3
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	(2,362)	—
Proceeds from sales of subsidiaries’ equity not affecting the scope of consolidation	—	0
Others	3	4

Net cash provided by (used in) financing activities	(343,887)	(612,478)

Effect of foreign exchange rate changes on cash and cash equivalents	(2,051)	(248,942)

Net increase (decrease) in cash and cash equivalents	1,452,081	8,960,147

Cash and cash equivalents at the beginning of the period	9,990,035	18,763,856

Cash and cash equivalents at the end of the period	11,442,117	27,724,004

Additional Notes to the Japanese GAAP Semi-Annual Financial Statements

1.	Significant Accounting Bases and Policies Applied to the Semi-Annual Consolidated Financial Statements

I.	Scope of consolidation

(1)	Number of Consolidated Subsidiaries: 218

Major subsidiaries as of September 30, 2016:

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Mitsubishi UFJ Trust and Banking Corporation
Mitsubishi UFJ Securities Holdings Co., Ltd.	Mitsubishi UFJ NICOS Co., Ltd.
ACOM CO., LTD.

(a)	Changes in the scope of consolidation in the six months ended September 30, 2016

MUFG Capital Analytics LLC and three other companies were newly included in the scope of consolidation due to a share acquisition or for other reasons. In addition, PT. BTMU-BRI Finance and nine other companies were excluded from the scope of consolidation due to sales of shares or for other reasons.

(2)	Non-consolidated subsidiaries

None.

(3)	Entities not regarded as subsidiaries even though MUFG owns the majority of voting rights or business execution rights

Hygeia Co., Ltd.

OiDE CapiSEA, Inc.

(a)	Reasons for excluding from the scope of consolidation

These entities were not treated as subsidiaries because Hygeia Co., Ltd. was established as a property management agent for a land trust project without any intent to control and because shares in OiDE CapiSEA, Inc. were held by consolidated venture capital and other subsidiaries for sales trading purposes with an aim to benefit from gains on their investments or for other purposes without any intent to control.

II.	Application of the equity method

(1)	Number of non-consolidated subsidiaries accounted for under the equity method

None.

(2)	Number of equity method affiliates: 65

Major equity method affiliates as of September 30, 2016:

Mitsubishi UFJ Lease & Finance Company Limited

Morgan Stanley

Changes in the scope of application of the equity method in the six months ended September 30, 2016

Security Bank Corporation and another company were newly included in the scope of application of the equity method due to a share acquisition or for other reasons. In addition, The Taisho Bank, Ltd. and another company were excluded from the scope of application of the equity method due to decreases in voting rights held in these companies resulting from share exchange transactions or for other reasons.

Below is additional information.

1. Outline of the acquisition of shares of Security Bank

On January 14, 2016, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) concluded a Subscription Agreement with Security Bank. On April 1, 2016, BTMU acquired newly issued common shares and preferred shares, representing in the aggregate 20% of Security Bank’s equity interest on a fully diluted basis, and appointed two directors to Security Bank’s Board of Directors. As a result, Security Bank became an equity method affiliate.

An outline of Security Bank is as follows:

Corporate name (The equity method investee’s name):	Security Bank Corporation
Business description:	Commercial Bank
Date of application of the equity method:	April 1, 2016
Investment structure:	Third-party allotment of newly issued shares
Percentage of voting rights following the share acquisition:	20%

2. Period for which the results of operations of the equity method investee are included in the consolidated financial statements

The fiscal year end of Security Bank, the equity method investee, is the end of December, which differs by three months from the consolidated balance sheet date of MUFG. As the equity method began to apply to Security Bank on April 1, 2016, the results of operations of Security Bank for the period from April 1, 2016 to June 30, 2016 were included in the consolidated statements of income.

3. Outline of the accounting treatment applied

(a)	Acquisition Cost

Consideration for the shares	Cash and due from banks	¥88,404 million
Expenses directly related to the acquisition	Advisory fees, etc.	¥741 million

Acquisition cost		¥89,146 million

(b)	Amount of goodwill recorded, reason for recording goodwill, amortization method and amortization period

(i)	Amount of goodwill recorded

¥27,148 million

(ii)	Reason for recording goodwill

The recorded goodwill reflected expected increases in profits from future business operations.

(iii)	Amortization method and amortization period

Straight-line method over 20 years.

(3)	Number of non-consolidated subsidiaries not accounted for under the equity method

None.

(4)	Number of affiliates not accounted for under the equity method

None.

(5)	Entities not regarded as affiliates even though MUFG owns 20% or more but 50% or less of voting rights

TECHTOM Ltd.

Osteopharma Inc.

Hirosaki Co., Ltd.

EDP Corporation

ISLE Co., Ltd.

AKITAYA Co., Ltd.

(a)	Reasons for excluding from the scope of affiliates

These entities were not regarded as affiliates because consolidated venture capital and other subsidiaries held shares in the entities for sales trading purposes with an aim to benefit from gains on their investments or for other purposes without any intent to control.

III.	Semi-Annual Balance Sheet Dates of Consolidated Subsidiaries

(1)	The semi-annual balance sheet dates of consolidated subsidiaries were as follows:

January 24: 4 subsidiaries

The end of February: 1 subsidiary

The end of April: 1 subsidiary

The end of June: 131 subsidiaries

July 24: 13 subsidiaries

The end of September: 68 subsidiaries

(a)	Changes in the balance sheet dates of consolidated subsidiaries in the six months ended September 30, 2016

In the six months ended September 30, 2016, Bank of Tokyo-Mitsubishi UFJ (Malaysia) Berhad changed its annual balance sheet date from December 31 to March 31, making it consistent with the annual consolidated balance sheet date. For the accounting period for the six months ended September 30, 2016, the subsidiary was consolidated based on its financial statements for the nine months from January 1, 2016 to September 30, 2016.

(2)	The subsidiaries whose balance sheet date is January 24 were consolidated based on their preliminary financial statements as of July 24.

The subsidiary whose balance sheet date is the end of February was consolidated based on its preliminary financial statements as of the end of August.

The subsidiary whose balance sheet date is the end of April was consolidated based on its preliminary financial statements as of the end of July.

The remaining subsidiaries were consolidated based on their financial statements as of their respective balance sheet dates.

Adjustments were made to the consolidated financial statements to reflect significant transactions that occurred between the consolidated balance sheet date and the balance sheet dates of the subsidiaries described above.

IV.	Accounting Policies

(1)	Trading Assets and Trading Liabilities; Trading Income and Expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“trading purposes”) are presented in “Trading assets” and “Trading liabilities” on the consolidated balance sheet on a trade-date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in “Trading income” and “Trading expenses” on the consolidated statement of income on a trade-date basis.

Trading assets and trading liabilities are stated at their fair values on the consolidated balance sheet date.

(2)	Securities

(a)	Debt securities being held to maturity are stated at amortized cost (using the straight-line method) computed using the moving average method. Available-for-sale securities are primarily stated at their quoted market prices on the consolidated balance sheet date (cost of securities sold is calculated primarily using the moving average method), and securities whose fair values cannot be reliably determined are stated at acquisition costs computed using the moving average method.

Net unrealized gains and losses on available-for-sale securities are included directly in net assets, net of applicable income taxes, except in the case of application of the fair value hedge accounting method, in which the change in fair value recognized is recorded in current earnings.

(b)	Securities that are held as trust assets in money held in trust are accounted for on the same basis as noted above in Notes (1) and (2)(a).

Net unrealized gains and losses on securities in money held in trust, which are not held for trading purposes or held to maturity, are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivative transactions other than trading purposes are calculated primarily based on fair value.

(4)	Depreciation and Amortization of Fixed Assets

(a)	Tangible Fixed Assets except for Lease Assets

Depreciation of tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is computed using the declining-balance method, and is recorded based on the semi-annual period allocation of the estimated depreciation amount for the full year computed using the declining-balance method over the estimated useful lives of the assets. The useful lives are primarily estimated as follows:

Buildings: 15 to 50 years

Equipment: 2 to 20 years

Depreciation of tangible fixed assets of other consolidated subsidiaries is computed primarily using the straight-line method based on their estimated useful lives.

(b)	Intangible Fixed Assets except for Lease Assets

Amortization of intangible fixed assets is computed using the straight-line method.

Development costs for internally used software are amortized using the straight-line method over the estimated useful lives of the assets, which are primarily 3 to 10 years.

(c)	Lease Assets

Depreciation or amortization of lease assets in “Tangible fixed assets” or “Intangible fixed assets” under finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed using the straight-line method over the lease periods with zero residual value unless residual value is guaranteed under the corresponding lease contracts.

(5)	Deferred Assets

Bond issuance costs and stock issuance costs are expensed as incurred.

(6)	Allowance for Credit Losses

Principal domestic consolidated subsidiaries determine allowances for credit losses as described below in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in a similar condition (“substantially bankrupt borrowers”), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees. For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“potentially bankrupt borrowers”), where the amounts of principal repayments and interest payments cannot be reasonably estimated from the borrowers’ cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees. For claims on potentially bankrupt borrowers and claims on borrowers requiring close monitoring, where the amounts of principal repayments and interest payments can be reasonably estimated from the borrowers’ cash flows, allowances are provided in an amount equal to the difference between the carrying amount of the claims and the amount of the estimated cash flows discounted by the relevant initial contractual interest rates.

For other claims, allowances are provided based on historical credit loss experience and others.

For claims originated in certain foreign countries, additional allowances are provided based on an assessment of political, economic and other conditions of these countries.

All claims are assessed by the relevant branches and credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments.

For claims on bankrupt borrowers and substantially bankrupt borrowers, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, is written off. The total amount of write-offs was ¥413,491 million as of September 30, 2016 (¥397,076 million as of March 31, 2016).

Consolidated subsidiaries not adopting the procedures stated above provide for allowances based on their historical credit loss experience and others for collectively assessed claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(7)	Reserve for Bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(8)	Reserve for Bonuses to Directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors and officers, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(9)	Reserve for stocks payment

Reserve for stocks payment, which is provided for future payments of compensation under the performance-based stock compensation plan for directors and officers of MUFG and certain domestic consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of compensation as of the consolidated balance sheet date.

(10)	Reserve for Retirement Benefits to Directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of benefits as of the consolidated balance sheet date.

(11)	Reserve for Loyalty Award Credits

Reserve for loyalty award credits, which is provided for the future redemption of credits granted to credit card (such as Super IC Card) customers, is recorded in the converted Japanese yen amount deemed necessary based on the estimated future redemption of unused credits.

(12)	Reserve for Contingent Losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet transactions and various litigation and regulatory matters, is calculated by estimating the impact of such contingent events. This reserve also includes future claims for repayment of excess interest payments on consumer loans that are estimated based on the past repayments, the pending claims and other factors.

(13)	Reserves under Special Laws

Reserves under special laws represent the reserves for contingent liabilities from derivative financial instrument transactions executed for clients, which are recorded in accordance with Article 46-5-1 and Article 48-3-1 of the Financial Instruments and Exchange Law and Article 175 and Article 189 of the Cabinet Office Ordinance on Financial Instruments Business.

(14)	Retirement Benefits

In calculating benefit obligation, the portion of the projected benefit obligation attributed to the six-month period ended September 30, 2016 is determined on a benefit formula basis. Unrecognized prior service cost and unrecognized net actuarial gains (losses) are amortized in the following manner:

Unrecognized prior service cost is amortized using the straight-line method for a fixed period, primarily over 10 years, within the employees’ average remaining service period.

Unrecognized net actuarial gains (losses) are amortized using the straight-line method for a fixed period, primarily over 10 years, within the employees’ average remaining service period, commencing in the fiscal year immediately following the fiscal year in which the net gains (losses) are incurred.

For certain overseas branches of domestic consolidated subsidiaries and some consolidated subsidiaries, net defined benefit liability and retirement benefit expenses are calculated using the simplified method.

(15)	Translation of Assets and Liabilities Denominated in Foreign Currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates prevailing at the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates prevailing at the relevant acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at exchange rates prevailing at their respective balance sheet dates.

(16)	Leasing Transactions

(As Lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a way similar to purchases, and the depreciation of lease assets is computed using the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the relevant lease contracts.

(As Lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a way similar to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as “Other ordinary income.”

(17)	Hedge Accounting

(a)	Hedge Accounting for Interest Rate Risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions for interest rate risks arising from financial assets and liabilities. Portfolio hedging or individual hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Audit Committee Report No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (February 13, 2002) and JICPA Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), are primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with JICPA Industry Audit Committee Report No. 24. With respect to hedging transactions to offset fluctuations in the fair value of fixed rate bonds classified as available-for-sale securities, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows related to floating rate deposits and loans as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with JICPA Industry Audit Committee Report No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

(b)	Hedge Accounting for Foreign Currency Risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Audit Committee Report No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002). Hedging instruments (e.g., currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Portfolio hedging and individual hedging are applied to hedge foreign currency risks arising from equity investments in foreign subsidiaries and foreign affiliates and available-for-sale securities (other than bonds) denominated in foreign currencies. Monetary claims and liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments. As for the hedge accounting method applied to equity investments in foreign subsidiaries and foreign affiliates, foreign currency translation differences arising from hedging instruments are recorded as foreign currency translation adjustments. The fair value hedge accounting method is applied to available-for-sale securities, (other than bonds) denominated in foreign currencies.

(c)	Hedge Accounting for Stock Price Fluctuation Risks

Individual hedging is applied to hedge market fluctuation risks arising from equity securities strategically held by domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries. Instruments such as total return swaps are used as hedging instruments. The effectiveness of hedging transactions is assessed by the correlation between changes in the fair value of hedged items and changes in the fair value of hedging instruments. The fair value hedge accounting method is applied.

(d)	Transactions among Consolidated Subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal departments) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions are executed while strictly meeting certain criteria under JICPA Industry Audit Committee Reports No. 24 and No. 25 so that they are regarded as equivalent to external third-party transactions.

(18)	Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet, excluding time deposits and negotiable certificates of deposits in other banks.

(19)	Consumption Taxes

Japanese national and local consumption taxes are excluded from transaction amounts. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(20)	Adoption of Consolidated Taxation System

MUFG and some of its domestic consolidated subsidiaries have adopted the consolidated taxation system.

(21)	Accounting of Bills Discounted and Rediscounted

Bills discounted and rediscounted are accounted for as financial trading in accordance with the criteria under JICPA Industry Audit Committee Report No. 24.

(22)	Accounting Standards for Foreign Subsidiaries

If the financial statements of foreign subsidiaries are prepared in accordance with the International Financial Reporting Standards (“IFRS”) or the Generally Accepted Accounting Principles in the United States (“U.S. GAAP”), such financial statements are used for consolidated accounting.

If the financial statements of foreign subsidiaries are prepared in accordance with generally accepted accounting principles in the relevant jurisdiction of domicile and not in accordance with IFRS or U.S. GAAP, such financial statements are mainly rearranged in accordance with U.S. GAAP.

In addition, adjustments are made in the process of consolidation as necessary.

2.	Additional Information

(Implementation Guidance on Recoverability of Deferred Tax Assets)

On March 28, 2016, the Accounting Standards Board of Japan (ASBJ) issued ASBJ Guidance No.26, “Implementation Guidance on Recoverability of Deferred Tax Assets.” MUFG adopted this guidance on April 1, 2016.

(Update of the Accounting Standards Codification (ASC) No. 825 (Financial instruments) by the Financial Accounting Standards Board (FASB))

Beginning in the six months ended September 30, 2016, MUFG’s overseas affiliates under the equity method, to which U.S. GAAP applies, adopted early the update of ASC No.825 (Financial instruments).

Upon the adoption described above, with respect to financial liabilities which the affiliate elected to measure at fair value under the fair value option, in accordance with the accounting standards, MUFG recorded the changes in the fair value of such financial instruments resulting from a change in the instrument-specific credit risk in the amount of debt value adjustments of foreign affiliates (DVAs) in accumulated other comprehensive income. MUFG made cumulative catch-up adjustments to the opening balances of retained earnings and DVAs, at the beginning of the six months ended September 30, 2016.

As a result, at the beginning of the six months ended September 30, 2016, retained earnings increased by ¥8,464 million, and DVAs decreased by ¥8,464 million.

In addition, ordinary income and profits before income taxes for the six months ended September 30, 2016, each decreased by ¥9,233 million.

The effect on per share information is described in “Per Share Information” below.

(Implementation of a Board Incentive Plan for Directors and Officers)

I.	Outline of the Plan

In the six months ended September 30, 2016, MUFG implemented a performance-based director and officer stock compensation plan using a Board Incentive Plan trust. The plan is designed to prevent excessive risk-taking and raise motivation to contribute to both short-term and medium- to long-term improvement of financial results, thereby enabling sustainable growth and medium- to long-term enhancement of the enterprise value of the MUFG Group.

The plan’s beneficiaries are directors and officers of MUFG and certain domestic consolidated subsidiaries who satisfy prescribed beneficiary requirements. The trust entrusted with funds approved by the Compensation Committee of MUFG, together with funds contributed by certain domestic consolidated subsidiaries (collectively, “Acquisition Funds”), acquired shares of MUFG in the stock market with the Acquisition Funds.

During the trust period, in accordance with the prescribed share delivery rules, points are allocated to the beneficiaries, and the beneficiaries receive the delivery of shares of MUFG in the number representing a certain percentage of their respective allocated points. In addition, in accordance with the provisions of the trust agreement, the shares of MUFG representing the remaining points are liquidated within the trust, and the beneficiaries receive cash in the amount equal to the liquidated share price.

II.	Shares of MUFG remaining in the trust

In the six months ended September 30, 2016, the carrying amount and number of shares which remain in the trust are 9,742 million yen and 18,779 thousand shares, respectively, and are included in the treasury shares reported as part of total net assets.

3.	Consolidated Balance Sheets

I.	Equity securities and other capital investments in affiliates

	(in millions of yen)
	March 31, 2016	September 30, 2016
Equity securities	¥2,559,559	¥2,399,951
Other capital investments in affiliates	29,730	13,432

II.	Securities loaned under unsecured securities lending transactions included in “Securities”

	(in millions of yen)
	March 31, 2016	September 30, 2016
Securities loaned under unsecured securities lending transactions	¥—	¥13,003

Securities borrowed under securities borrowing transactions and securities purchased under resale agreements where the borrowers or purchasers have the right to dispose of the securities through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2016	September 30, 2016
Securities re-pledged	¥12,388,598	¥12,047,363
Securities re-loaned	222,362	391,555
Securities held without disposition	3,091,874	5,142,591

Bank acceptance bills discounted, commercial bills discounted, documentary bills discounted and foreign currency bills bought discounted with the right to dispose of the bills discounted through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2016	September 30, 2016
Bills discounted (face value)	¥1,088,768	¥1,035,173

Foreign currency bills bought which were re-discounted upon transfer

	(in millions of yen)
	March 31, 2016	September 30, 2016
Foreign currency bills re-discounted (face value)	¥8,860	¥10,104

III.	Loans to bankrupt borrowers and non-accrual delinquent loans included in “Loans and bills discounted”

	(in millions of yen)
	March 31, 2016	September 30, 2016
Loans to bankrupt borrowers	¥54,913	¥50,382
Non-accrual delinquent loans	1,110,576	778,755

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Paragraphs 1 through 5 of Article 96-1-3 and Article 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) (“Non-accrual Loans”) on which accrued interest income is not recognized as there is substantial doubt as to the collection of principal and/or interest because of delinquencies in principal repayment and/or interest payments for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent Non-accrual Loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms, including reduction or deferral of interest payments, to assist borrowers in improving their financial condition.

IV.	Accruing loans contractually past due 3 months or more

	(in millions of yen)
	March 31, 2016	September 30, 2016
Accruing loans contractually past due 3 months or more	¥51,620	¥49,669

Accruing loans contractually past due 3 months or more represent loans whose principal repayment and/or interest payments have been past due 3 months or more other than loans to bankrupt borrowers and non-accrual delinquent loans.

V.	Restructured loans

	(in millions of yen)
	March 31, 2016	September 30, 2016
Restructured loans	¥438,767	¥665,784

Restructured loans represent loans renegotiated at concessionary terms, including interest rate reductions, deferrals of interest payments and principal payments, and waivers of loan claims, to assist borrowers in improving their financial condition, other than loans to bankrupt borrowers, non-accrual delinquent loans and accruing loans contractually past due 3 months or more.

VI.	Total of loans to bankrupt borrowers, non-accrual delinquent loans, accruing loans contractually past due 3 months or more and restructured loans

	(in millions of yen)
	March 31, 2016	September 30, 2016
Total of loans to bankrupt borrowers, non-accrual delinquent loans, accruing loans contractually past due 3 months or more and restructured loans	¥1,655,877	¥1,544,592

The amounts provided in Notes III to VI above represent amounts before allowances for credit losses.

VII.	Assets pledged as collateral

Assets pledged as collateral and their relevant liabilities as of March 31, 2016 and September 30, 2016 were as follows:

	(in millions of yen)
	March 31, 2016	September 30, 2016
Assets pledged as collateral:
Cash and due from banks	¥6,194	¥6,568
Trading assets	125,562	173,343
Securities	2,843,706	5,252,867
Loans and bills discounted	7,587,495	6,295,467

Total	¥10,562,958	¥11,728,247

Relevant liabilities to above assets:
Deposits	¥755,683	¥567,000
Trading liabilities	25,015	27,639
Borrowed money	9,323,452	10,832,112
Bonds payable	19,301	18,657
Other liabilities	—	801
Acceptances and guarantees	130,389	129,116

In addition to the above, the following assets were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts for futures and other transactions:

	(in millions of yen)
	March 31, 2016	September 30, 2016

Cash and due from banks	¥3,425	¥4,297
Monetary claims bought	792,042	606,676
Trading assets	273,007	166,756
Securities	7,231,961	7,419,503
Loans and bills discounted	11,285,082	6,339,450

Furthermore, the following assets were sold under repurchase agreements or loaned under securities lending with cash collateral as of March 31, 2016 and September 30, 2016:

	(in millions of yen)
	March 31, 2016	September 30, 2016
Trading assets	¥1,718,168	¥1,713,497
Securities	14,804,600	19,474,970

Total	¥16,522,769	¥21,188,467

Relevant liabilities to above assets:
Payables under repurchase agreements	¥13,081,752	¥12,877,468
Payables under securities lending transactions	3,069,990	5,294,227

VIII.	Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon a borrower’s request as long as there has been no breach of contractual terms. The total amount of the undrawn portion of these facilities and credit lines as of March 31, 2016 and September 30, 2016 were as follows:

	(in millions of yen)
	March 31, 2016	September 30, 2016
Undrawn overdraft facilities and commitment lines of credit	¥88,241,307	¥85,909,119

The total amount of the undrawn portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses which allow MUFG’s consolidated subsidiaries to decline a borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial market condition, deterioration in the borrower’s creditworthiness and certain other reasons. MUFG’s consolidated subsidiaries may request a borrower to pledge real property and/or securities as collateral upon signing of the contract and perform periodic monitoring of the borrower’s business condition in accordance with internal procedures, which may lead to renegotiation of contractual terms and/or a request for additional collateral and/or a guarantee.

IX.	In accordance with the “Law concerning Revaluation of Land” (the “Land Revaluation Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The aggregate excess amount resulting from the revaluation, net of income taxes corresponding to the excess amount which were recognized as “Deferred tax liabilities for land revaluation” in liabilities, is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ aggregate land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries: March 31, 1998.

Domestic consolidated trust banking subsidiaries: March 31, 1998, December 31, 2001 and March 31, 2002.

The method of revaluation as set forth in Article 3, Paragraph 3 of the Land Revaluation Law:

Land value was determined based on (1) “published land prices under the Land Price Publication Law” as set forth in Article 2, Paragraph 1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Land Revaluation Ordinance”) (No. 119, March 31, 1998), (2) “standard land prices determined for measurement land spaces under the Enforcement Ordinance of National Land Planning Law” as set forth in Article 2, Paragraph 2 of the Land Revaluation Ordinance, (3) “land prices determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value for determining taxable amounts subject to landholding tax provided in Article 16 of the Landholding Tax Law” as set forth in Article 2, Paragraph 4 of the “Land Revaluation Ordinance” with price adjustments for shape and time, and (4) appraisal by certified real estate appraisers as set forth in Article 2, Paragraph 5 of the “Land Revaluation Ordinance” with price adjustments for time. In addition, some of MUFG’s affiliates that were accounted for under the equity method conducted revaluations of land used for business operations on March 31, 2002.

X.	Accumulated depreciation on tangible fixed assets

	(in millions of yen)
	March 31, 2016	September 30, 2016
Accumulated depreciation on tangible fixed assets	¥1,218,922	¥1,181,896

XI.	Subordinated borrowings included in “Borrowed money”

	(in millions of yen)
	March 31, 2016	September 30, 2016
Subordinated borrowings	¥616,500	¥611,331

XII.	Subordinated bonds included in “Bonds payable”

	(in millions of yen)
	March 31, 2016	September 30, 2016
Subordinated bonds	¥2,579,457	¥2,571,704

XIII.	Principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2016	September 30, 2016
Principal-guaranteed money trusts	¥7,111,058	¥5,532,965

XIV.	Guarantee obligations for private placement bonds (as set forth in Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2016	September 30, 2016
Guarantee obligations for private placement bonds	¥580,398	¥535,385

XV.	Contingent liabilities

(Litigation)

The MUFG Group has received requests for information from certain regulators in relation to investigations regarding the MUFG Group’s foreign operations, such as governance practices and foreign exchange trading practices in Europe, and is cooperating with these regulators in their investigations. Although it is probable the investigations in these practices could result in penalties, based upon current knowledge and the results of consultation with counsel, the timing and amounts of any penalties from these investigations cannot be reasonably estimated. Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to the MUFG Group’s financial position, results of operations or cash flows.

4.	Consolidated Statements of Income

“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2015	2016
Equity in earnings of equity method investees	¥144,680	¥113,940
Gains on sales of equity securities	60,883	82,635
Gains on loans written-off	28,926	27,993
Gains on reversal of allowance for credit losses	44,442	22,807

“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2015	2016
Write-offs of loans	¥65,246	¥59,831
Provision for reserve for credit-related contingent losses	951	47,968
Losses on sales of equity securities	11,790	27,193
Losses on waiver of claims	40,681	1,478

5.	Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2015

I.	Information on the class and number of outstanding shares and treasury stock

	Number of shares in thousands
	April 1, 2015	Increase	Decrease	September 30, 2015
Outstanding shares:
Common stock	14,168,853	—	—	14,168,853

Total	14,168,853	—	—	14,168,853

Treasury stock:
Common stock	151,014	111,214	3,704	258,525	(Note)

Total	151,014	111,214	3,704	258,525

(Note)	The increase in the number of shares of common stock held in treasury by 111,214 thousand shares was mainly due to acquisitions of shares pursuant to provisions of the Articles of Incorporation, repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit, and an increase in the number of shares held by affiliates accounted for under the equity method. The decrease in the number of shares of common stock held in treasury by 3,704 thousand shares was mainly due to delivery of shares upon the exercise of stock options, sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit, and a decrease in the number of shares held by affiliates accounted for under the equity method.

II.	Information on share subscription rights

Issuer	Type of share subscription rights	Class of shares to be issued	Number of shares subject to share subscription rights				Balance as of September 30, 2015 (in millions of yen)
			April 1, 2015	Increase	Decrease	September 30, 2015
MUFG	Stock options	—	—	—	—	—	7,782

Total		—	—	—	—	—	7,782

III.	Information on cash dividends

(1)	Cash dividends paid during the six-month period

Approval	Class of shares	Total amount (millions of yen)	Per share amount (yen)	Dividend record date	Effective date
Annual General Shareholders Meeting on June 25, 2015	Common stock	126,179	9	March 31, 2015	June 25, 2015

(2)	Dividends the record date for which fell within the six-month period and the effective date of which was after the end of the six-month period

Approval	Class of shares	Total amount (millions of yen)	Funding source	Per share amount (yen)	Dividend record date	Effective date
Board of Directors Meeting on November 13, 2015	Common stock	125,212	Retained earnings	9	September 30, 2015	December 4, 2015

For the six months ended September 30, 2016

I.	Information on the class and number of outstanding shares and treasury stock

	Number of shares in thousands
	April 1, 2016	Increase	Decrease	September 30, 2016
Outstanding shares:
Common stock	14,168,853	—	—	14,168,853

Total	14,168,853	—	—	14,168,853

Treasury stock:
Common stock	380,255	209,414	4,401	585,267	(Notes 1 and 2)

Total	380,255	209,414	4,401	585,267

(Note 1)	The increase in the number of shares of common stock held in treasury by 209,414 thousand shares was mainly due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation, the acquisition of shares for the Board Incentive Plan trust, and the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit. The decrease in the number of shares of common stock held in treasury by 4,401 thousand shares was mainly due to the delivery of shares upon the exercise of stock options, the sale of shares for the Board Incentive Plan trust, the sales of shares in response to requests made by shareholders holding shares constituting less than one whole unit, and a decrease in the number of shares held by affiliates accounted for under the equity method.

(Note 2)	The number of shares of common stock as of September 30, 2016 includes 18,779 thousand shares held by the Board Incentive Plan trust. For the six months ended September 30, 2016, the number of shares held by the Board Incentive Plan trust increased by 18,785 thousand shares and decreased by 5 thousand shares.

II.	Information on share subscription rights

Issuer	Type of share subscription rights	Class of shares to be issued	Number of shares subject to share subscription rights				Balance as of September 30, 2016 (in millions of yen)
			April 1, 2016	Increase	Decrease	September 30, 2016
MUFG	Stock options	—	—	—	—	—	6,405

Consolidated subsidiaries	—	—	—	—	—	—	16

Total		—	—	—	—	—	6,421

III.	Information on cash dividends

(1)	Cash dividends paid during the six-month period

Approval	Class of shares	Total amount (millions of yen)	Per share amount (yen)	Dividend record date	Effective date
Annual General Shareholders Meeting on June 29, 2016	Common stock	124,116	9	March 31, 2016	June 29, 2016

(2)	Dividends the record date for which fell within the six-month period and the effective date of which was after the end of the six-month period

Approval	Class of shares	Total amount (millions of yen)	Funding source	Per share amount (yen)	Dividend record date	Effective date
Board of Directors Meeting on November 14, 2016	Common stock	122,440	Retained earnings	9	September 30, 2016	December 5, 2016

(Note)	The total dividend amount includes ¥169 million of dividends on the treasury shares held by the Board Incentive Plan trust.

6.	Consolidated Statements of Cash Flows

Difference between “Cash and cash equivalents at the end of the period” and items presented on the consolidated balance sheet

	(in millions of yen)
	For the six months ended September 30,
	2015	2016
Cash and due from banks	¥47,609,270	¥57,245,014
Time deposits and negotiable certificates of deposit in other banks	(36,167,153)	(29,521,010)

Cash and cash equivalents	11,442,117	27,724,004

7.	Leases

Operating leases

(1)	Lessee

Future lease payments, including interest expenses, under non-cancelable operating leases as of March 31, 2016 and September 30, 2016 were as follows:

	(in millions of yen)
	March 31, 2016	September 30, 2016
Due within one year	¥68,493	¥57,125
Due after one year	336,794	304,338

Total	¥405,287	¥361,464

(2)	Lessor

Future lease receivables, including interest receivables, under non-cancelable operating leases as of March 31, 2016 and September 30, 2016 were as follows:

	(in millions of yen)
	March 31, 2016	September 30, 2016
Due within one year	¥13,066	¥9,568
Due after one year	75,492	57,762

Total	¥88,558	¥67,330

8.	Financial Instruments and Related Disclosures

The following table summarizes the carrying amounts and the fair values of financial instruments as of March 31, 2016 and September 30, 2016 together with their differences. Note that the following table does not include unlisted equity securities or certain other securities whose fair values cannot be reliably determined. (See Note 2 below.)

	(in millions of yen)
	March 31, 2016
	Carrying amount	Fair value	Unrealized gains (losses)
Assets:
(1) Cash and due from banks	¥49,158,293	¥49,158,293	¥—
(2) Call loans and bills bought	660,015	660,015	—
(3) Receivables under resale agreements	7,466,633	7,466,633	—
(4) Receivables under securities borrowing transactions	6,041,983	6,041,983	—
(5) Monetary claims bought (*1)	4,733,393	4,730,669	(2,723)
(6) Trading assets	4,569,638	4,569,638	—
(7) Money held in trust	679,678	679,243	(435)
(8) Securities:
Held-to-maturity securities	2,334,278	2,399,033	64,754
Available-for-sale securities	64,843,522	64,843,522	—
(9) Loans and bills discounted	113,756,325
Allowance for credit losses (*1)	(921,546)

	112,834,779	114,507,040	1,672,261

(10) Foreign exchange assets (*1)	1,792,888	1,792,888	—

Total assets	¥255,115,104	¥256,848,961	¥1,733,857

Liabilities:
(1) Deposits	¥160,965,056	¥161,003,509	¥38,452
(2) Negotiable certificates of deposit	11,591,578	11,596,148	4,569
(3) Call money and bills sold	1,360,238	1,360,238	—
(4) Payables under repurchase agreements	23,515,240	23,515,240	—
(5) Payables under securities lending transactions	4,710,407	4,710,407	—
(6) Commercial paper	2,292,282	2,292,282	—
(7) Trading liabilities	1,655,277	1,655,277	—
(8) Borrowed money	12,482,277	12,527,811	45,533
(9) Foreign exchange liabilities	2,054,937	2,054,937	—
(10) Short-term bonds payable	752,492	752,492	—
(11) Bonds payable	9,190,542	9,342,105	151,563
(12) Due to trust accounts	13,296,033	13,296,033	—

Total liabilities	¥243,866,364	¥244,106,483	¥240,118

Derivatives (*2):
To which hedge accounting is not applied	¥345,179	¥345,179	—
To which hedge accounting is applied	513,695	513,695	—

Total derivatives	¥858,875	¥858,875	¥—

(*1)	General and specific allowances for credit losses corresponding to loans are deducted. However, with respect to items other than loans, the carrying amount is shown because the amount of allowance for credit losses corresponding to these items is insignificant.
(*2)	Derivatives in trading assets and liabilities and in other assets and liabilities are shown together. Assets and liabilities arising from derivatives transactions are presented on a net basis.

	(in millions of yen)
	September 30, 2016
	Carrying amount	Fair value	Unrealized gains (losses)
Assets:
(1) Cash and due from banks	¥57,245,014	¥57,245,014	¥—
(2) Call loans and bills bought	447,074	447,074	—
(3) Receivables under resale agreements	4,519,699	4,519,699	—
(4) Receivables under securities borrowing transactions	6,783,779	6,783,779	—
(5) Monetary claims bought (*1)	4,658,963	4,655,809	(3,153)
(6) Trading assets	5,148,448	5,148,448	—
(7) Money held in trust	720,178	719,653	(525)
(8) Securities:
Held-to-maturity securities	2,164,140	2,257,739	93,598
Available-for-sale securities	60,125,557	60,125,557	—
(9) Loans and bills discounted	104,844,873
Allowance for credit losses (*1)	(787,730)

	104,057,143	105,902,427	1,845,284

(10) Foreign exchange assets (*1)	1,999,870	1,999,870	—

Total assets	¥247,869,870	¥249,805,074	¥1,935,204

Liabilities:
(1) Deposits	¥161,625,048	¥161,676,121	¥51,073
(2) Negotiable certificates of deposit	8,864,056	8,866,223	2,166
(3) Call money and bills sold	1,890,781	1,890,781	—
(4) Payables under repurchase agreements	21,677,674	21,677,674	—
(5) Payables under securities lending transactions	6,448,251	6,448,251	—
(6) Commercial paper	1,529,381	1,529,381	—
(7) Trading liabilities	1,891,347	1,891,347	—
(8) Borrowed money	13,856,984	13,900,267	43,283
(9) Foreign exchange liabilities	1,708,965	1,708,965	—
(10) Short-term bonds payable	983,999	983,999	—
(11) Bonds payable	8,969,625	9,203,354	233,729
(12) Due to trust accounts	8,101,288	8,101,288	—
(13) Other liabilities (*2)	19,000	19,000	—

Total liabilities	¥237,566,403	¥237,896,656	¥330,252

Derivatives (*3):
To which hedge accounting is not applied	¥531,118	¥531,118	—
To which hedge accounting is applied	739,630	739,630	—

Total derivatives	¥1,270,748	¥1,270,748	¥—

(*1)	General and specific allowances for credit losses corresponding to loans are deducted. However, with respect to items other than loans, the carrying amount is shown because the amount of allowance for credit losses corresponding to these items is insignificant.
(*2)	Derivatives transactions are excluded. “Other liabilities” represent other liabilities which fall within the scope of financial instruments subject to the fair value disclosure requirement pursuant to which the disclosure in “8. Financial Instruments and Related Disclosures” is made.
(*3)	Derivatives in trading assets and liabilities and in other assets and liabilities are shown together. Assets and liabilities arising from derivatives transactions are presented on a net basis.

Notes:

1.	Methods used for determining the fair value of financial instruments are as follows:

Assets

(1)	“Cash and due from banks”

For deposits without maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. For deposits with maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the remaining maturity period of the majority of such deposits is short (maturity within one year).

(2)	“Call loans and bills bought,” (3) “Receivables under resale agreements,” and (4) “Receivables under securities borrowing transactions”

For each of these items, the majority of transactions are short contract terms (one year or less). Thus, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount.

(5)	“Monetary claims bought”

The fair value of “Monetary claims bought” is determined based on the price quoted by the financial institutions from which these claims were purchased or on the amount reasonably calculated based on the reasonable estimation.

For certain securitized products whose underlying assets are corporate loan receivables, the fair value is determined by taking into account an amount calculated by discounting the expected future cash flow, which is derived from such factors as default probability and prepayment rate derived from analyses of the underlying assets and discounted at a rate, which is the yield of such securitized products adjusted for the liquidity premium based on the actual historical market data, as well as the price obtained from external parties (brokers, etc.). For other securitized products, the fair value is determined based on the price obtained from external parties after considering the result of periodic confirmation of the current status of these products, including price comparison with similar products, time series data comparison of the same product, and analysis of consistency with publicly available market indices.

For other monetary claims bought to which these methods do not apply, the carrying amount is presented as the fair value, as the fair value approximates such carrying value from their qualitative viewpoint.

(6)	“Trading assets”

For securities such as bonds that are held for trading purposes, the fair value is determined based on the market price at the exchange, the price quoted by the financial institutions from which these securities were purchased or the present value of the expected future cash flows discounted at the interest rate which is the adjusted market interest rate on the evaluation date.

(7)	“Money held in trust”

For securities that are part of trust property in an independently managed monetary trust with the primary purpose to manage securities, the fair value is determined based on the price quoted by the financial institutions from which these securities were purchased.

(8)	“Securities”

The fair value of equity securities is determined based on the price quoted by the exchange and the fair value of bonds is determined based on the market value, the financial institutions from which they were purchased or on the amount reasonably calculated. The fair value of investment trusts is determined based on the publicly available price. For privately placed guaranteed bonds held by MUFG’s bank or trust subsidiaries, the fair value is determined based on the present value of expected future cash flows, which is adjusted to reflect default risk, amount to be collected from collateral, guarantees, guarantee fees and discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments. The value of variable rate Japanese government bonds is determined by discounting the expected future cash flow estimated based on factors such as the yield of government bonds, and the discounting rate is based on the yield of such government bonds, the value of embedded options and the liquidity premium based on the actual market premiums observed in the past.

(9)	“Loans and bills discounted”

With respect to loans, for each category of loans based on types of loans, internal ratings and maturity length, the fair value is determined based on the present value of expected future cash flows, which is adjusted to reflect default risk and expected amount to be collected from collateral and guarantees and discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments. For loans with variable interest rates such as certain residential loans provided to individual homeowners, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount, unless the creditworthiness of the borrower has changed significantly since the loan origination. For receivables from “bankrupt,” “virtually bankrupt” and “likely to become bankrupt” borrowers, credit loss is estimated based on factors such as the present value of expected future cash flow or the expected amount to be collected from collateral and guarantees. Since the fair value of these items approximates the net amount of receivables after the deduction of allowance for credit losses on the consolidated balance sheets as of the consolidated balance sheet date, such amount is presented as the fair value. The fair value of loans qualifying for special hedge accounting treatment of interest rate swaps or designation of forward exchange contracts and other contracts under Generally Accepted Accounting Principles in Japan (“JGAAP”) reflects the fair value of such interest rate swaps of forward exchange contracts and other contracts.

(10)	“Foreign exchange assets”

“Foreign exchange assets” consist of foreign currency deposits with other banks (due from foreign banks (our accounts)), short-term loans involving foreign currencies (due from foreign banks (their accounts)), export bills, traveler’s checks, etc. (foreign bills bought), and loans on notes using import bills (foreign bills receivable). For these items, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because most of these items are deposits without maturity or have short contract terms (one year or less).

Liabilities

(1)	“Deposits” and (2) “Negotiable certificates of deposit”

For demand deposits, the amount payable on demand as of the fiscal year end date (i.e., the carrying amount) is considered to be the fair value. For variable rate time deposits, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the market interest rate is reflected in such deposits within a short time period. Fixed rate time deposits are grouped by certain maturity lengths. The fair value of such deposits is the present value of discounted expected future cash flow. The discount rate used is the interest rate that would be applied to newly accepted deposits.

(3)	“Call money and bills sold,” (4) “Payables under repurchase agreements,” (5) “Payables under securities lending transactions” and (6) “Commercial paper”

For these items, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the majority of them are short contract terms (one year or less).

(7)	“Trading liabilities”

For securities such as bonds that are sold short for trading purposes, the fair value is determined based on the price quoted by the exchange or the financial institutions to which these securities were sold.

(8)	“Borrowed money”

For floating rate borrowings, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. This is done so on the basis that the market interest rate is reflected in the fair value set within a short time period for such floating rate borrowings and that there has been no significant change in MUFG’s nor the subsidiaries’ creditworthiness after such borrowings were made. For fixed rate borrowings, the fair value is calculated as the present value of expected future cash flow from these borrowings grouped by certain maturity lengths, which is discounted at an interest rate generally applicable to similar borrowings reflecting the premium applicable to MUFG or its subsidiaries.

(9)	“Foreign exchange liabilities”

Among foreign exchange contracts, foreign currency deposits accepted from other banks and non-resident Japanese yen deposits (due to other foreign banks) are deposits without maturity. Moreover, foreign currency short-term borrowings have short contract terms (one year or less). Thus, the carrying amount is presented as the fair value for these contracts as the fair value approximates such carrying amount.

(10)	“Short-term bonds payable”

For short-term bonds payable, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because they carried short contract terms (one year or less).

(11)	“Bonds payable”

The fair value of corporate bonds issued by MUFG is determined based on their market price. For certain corporate bonds, the fair value is calculated as the present value of expected future cash flow discounted at an interest rate generally applicable to issuance of similar corporate bonds. For floating rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the market interest rate is reflected in the fair value of such corporate bonds because such bond terms were set within a short time period and that there has been no significant change in the creditworthiness of MUFG after the issuance. For fixed rate corporate bonds, the fair value is the present value of expected future cash flow from these borrowings, which is discounted at an interest rate generally applicable to similar borrowings reflecting the premium applicable to MUFG or its subsidiaries. The fair value of corporate bonds qualifying for special hedge accounting treatment of interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

(12)	“Due to trust accounts”

Since these are cash deposits with no maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount.

(13)	“Other liabilities”

Since the contract period is short term (less than 1 year), the carrying amount is presented as the fair value, as the fair value approximates such carrying amount.

Derivatives

For information on derivatives transactions, see “12. Derivatives” below.

2.	The following table summarizes the carrying amounts of financial instruments whose fair values cannot be reliably determined (before deducting valuation allowances). These securities are not included in the amount presented under the line item “(8) Securities — Available-for-sale securities” under “Assets” in the table above summarizing the fair values of financial instruments.

	(in millions of yen)
	Carrying amount
	March 31, 2016	September 30, 2016
Unlisted equity securities (*1) (*2)	¥196,345	¥197,755
Investment in partnerships, etc. (*2) (*3)	59,513	37,785
Other (*2)	966	939

Total	¥256,825	¥236,481

(*1)	Unlisted equity securities do not have quoted market prices. Since the fair values of these securities cannot be reliably determined, their fair values are not disclosed.
(*2)	With respect to unlisted equity securities and other financial instruments, impairment losses of ¥15,378 million and ¥1,433 million were recorded for the fiscal year ended March 31, 2016 and for the six months ended September 30, 2016, respectively.

(*3)	Investments in partnerships, etc. mainly include investments in anonymous partnerships and investment business partnerships, etc. Since the fair values of these investments cannot be reliably determined, their fair values are not disclosed.

9.	Securities

The following tables include negotiable certificates of deposit in “Cash and due from banks” and beneficial interests in trusts in “Monetary claims bought” in addition to “Securities” on the consolidated balance sheets.

I.	Debt securities being held to maturity

	(in millions of yen)
	March 31, 2016
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair values exceed the amounts recorded on the consolidated balance sheet:

Domestic bonds	¥1,101,107	¥1,159,115	¥58,008
Government bonds	1,101,107	1,159,115	58,008
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	1,157,524	1,179,101	21,576
Foreign bonds	714,485	727,290	12,805
Other	443,039	451,810	8,771

Subtotal	¥2,258,631	¥2,338,216	¥79,584

Securities whose fair values do not exceed the amounts recorded on the consolidated balance sheet:

Domestic bonds	¥—	¥—	¥—
Government bonds	—	—	—
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	1,627,607	1,612,541	(15,066)
Foreign bonds	518,685	512,627	(6,058)
Other	1,108,922	1,099,914	(9,007)

Subtotal	¥1,627,607	¥1,612,541	¥(15,066)

Total	¥3,886,239	¥3,950,758	¥64,518

	(in millions of yen)
	September 30, 2016
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair values exceed the amounts recorded on the consolidated balance sheet:

Domestic bonds	¥1,101,018	¥1,161,500	¥60,481
Government bonds	1,101,018	1,161,500	60,481
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	1,231,887	1,269,655	37,768
Foreign bonds	1,039,780	1,073,015	33,235
Other	192,107	196,639	4,532

Subtotal	¥2,332,906	¥2,431,155	¥98,249

Securities whose fair values do not exceed the amounts recorded on the consolidated balance sheet:

Domestic bonds	¥—	¥—	¥—
Government bonds	—	—	—
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	1,141,834	1,136,602	(5,232)
Foreign bonds	23,341	23,223	(118)
Other	1,118,493	1,113,379	(5,114)

Subtotal	¥1,141,834	¥1,136,602	¥(5,232)

Total	¥3,474,740	¥3,567,757	¥93,017

II.	Available-for-sale securities

	(in millions of yen)
	March 31, 2016
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair values exceed the acquisition costs:

Domestic equity securities	¥4,470,335	¥2,174,567	¥2,295,767
Domestic bonds	25,972,881	25,251,159	721,722
Government bonds	23,143,622	22,511,489	632,132
Municipal bonds	412,716	401,093	11,623
Corporate bonds	2,416,542	2,338,575	77,966
Other securities	24,976,085	24,287,079	689,005
Foreign equity securities	92,567	57,122	35,445
Foreign bonds	23,029,536	22,484,665	544,870
Other	1,853,981	1,745,292	108,689

Subtotal	¥55,419,301	¥51,712,806	¥3,706,495

Securities whose fair values do not exceed the acquisition costs:

Domestic equity securities	¥402,877	¥493,219	¥(90,342)
Domestic bonds	4,349,610	4,353,085	(3,475)
Government bonds	4,112,375	4,112,607	(231)
Municipal bonds	36,613	36,697	(84)
Corporate bonds	200,621	203,780	(3,159)
Other securities	5,346,690	5,474,071	(127,380)
Foreign equity securities	56,509	68,134	(11,624)
Foreign bonds	3,620,897	3,654,781	(33,883)
Other	1,669,284	1,751,156	(81,872)

Subtotal	¥10,099,178	¥10,320,377	¥(221,198)

Total	¥65,518,480	¥62,033,183	¥3,485,297

(Note)	The total amount of difference shown in the table above includes ¥5,480 million of revaluation losses on securities as a result of the application of fair value hedge accounting.

	(in millions of yen)
	September 30, 2016
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair values exceed the acquisition costs:

Domestic equity securities	¥4,219,921	¥2,075,641	¥2,144,280
Domestic bonds	23,586,915	22,887,881	699,033
Government bonds	20,161,434	19,547,891	613,542
Municipal bonds	734,440	721,168	13,271
Corporate bonds	2,691,040	2,618,821	72,219
Other securities	24,103,238	23,332,852	770,386
Foreign equity securities	94,679	56,451	38,228
Foreign bonds	22,286,549	21,655,470	631,079
Other	1,722,009	1,620,930	101,078

Subtotal	¥51,910,075	¥48,296,374	¥3,613,700

Securities whose fair values do not exceed the acquisition costs:

Domestic equity securities	¥405,024	¥506,729	¥(101,705)
Domestic bonds	4,468,233	4,472,130	(3,897)
Government bonds	4,253,410	4,254,861	(1,451)
Municipal bonds	28,553	28,591	(38)
Corporate bonds	186,269	188,677	(2,407)
Other securities	3,978,443	4,077,513	(99,070)
Foreign equity securities	49,872	70,460	(20,587)
Foreign bonds	2,423,061	2,436,534	(13,472)
Other	1,505,508	1,570,518	(65,009)

Subtotal	¥8,851,700	¥9,056,373	¥(204,673)

Total	¥60,761,775	¥57,352,748	¥3,409,026

(Note)	The total amount of difference shown in the table above includes ¥20,493 million of revaluation losses on securities as a result of the application of fair value hedge accounting.

III.	Impairment loss on securities

Securities other than trading securities and investments in affiliates (excluding those securities whose fair values cannot be reliably determined) whose fair values significantly declined compared with their acquisition costs, where the decline was considered to be other than recoverable, were written down to the respective fair values. In such case, the fair values were recorded as the carrying amounts on the consolidated balance sheet, and the differences between the fair values and the acquisition costs were recognized as losses (referred to as “impairment losses”) on the consolidated statement of income.

Impairment losses on such securities for the years ended March 31, 2016 were ¥10,351 million consisting of ¥10,063 million on equity securities and ¥287 million on debt and other securities.

Impairment losses on such securities for the six months ended September 30, 2016 were ¥10,068 million consisting of ¥9,994 million on equity securities and ¥73 million on debt and other securities.

The criteria for determining whether the fair value is “significantly declined” are set forth in the internal standards for asset quality self-assessment based on issuer classifications as follows:

(a)	Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

The fair value is lower than the acquisition cost.

(b)	Issuers requiring close watch:

The fair value has declined by 30% or more of the acquisition cost.

(c)	Normal issuers:

The fair value has declined by 50% or more of the acquisition cost.

“Bankrupt issuers” means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Virtually bankrupt issuers” means issuers who are not legally or formally bankrupt but are regarded as substantially in a similar condition. “Likely to become bankrupt issuers” means issuers who are not yet legally or formally bankrupt but deemed to have high possibility of becoming bankrupt. “Issuers requiring close watch” means issuers who require close monitoring as part of investment management. “Normal issuers” means issuers other than “Bankrupt issuers,” “Virtually bankrupt issuers,” “Likely to become bankrupt issuers” or “Issuers requiring close watch.”

10.	Money Held in Trust

I.	Money held in trust being held to maturity

	(in millions of yen)
	March 31, 2016
	(a) Amount on consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥46,266	¥46,761	¥494	¥494	¥—

	(in millions of yen)
	September 30, 2016
	(a) Amount on consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥41,222	¥41,718	¥496	¥496	¥—

(Note)	“Money held in trust with respect to which (b) exceeds (a)” and “Money held in trust with respect to which (b) does not exceed (a)” show the breakdown of the difference between (a) and (b).

II.	Money held in trust (not for trading purposes or being held to maturity)

	(in millions of yen)
	March 31, 2016
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust (not for trading purposes or being held to maturity)	¥563,215	¥561,853	¥1,361	¥1,361	¥—

	(in millions of yen)
	September 30, 2016
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust (not for trading purposes or being held to maturity)	¥638,442	¥637,121	¥1,321	¥1,324	¥2

(Note)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” show the breakdown of the difference between (a) and (b).

11.	Unrealized Gains or Losses on Available-for-Sale Securities

Net unrealized gains (losses) on available-for-sale securities as of March 31, 2016 and September 30, 2016 consisted of the following:

(in millions of yen)
March 31, 2016
Net unrealized gains (losses):	¥3,473,305
Available-for-sale securities	3,499,436
Money held in trust not for trading purposes or being held to maturity	1,361
Securities reclassified from available-for-sale securities into held-to-maturity debt securities	(27,492)
Deferred tax liabilities	(1,011,562)
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for MUFG’s ownership share)	2,461,743
Noncontrolling interests	9,785
MUFG’s ownership share in net unrealized gains (losses) on available-for-sale securities held by affiliates accounted for under equity method accounting	15,098

Total net unrealized gains (losses) on available-for-sale securities	¥2,486,627

(Notes)

1.	“Net unrealized gains (losses)” in the table above excludes ¥5,480 million revaluation losses on securities by the application of fair value hedge accounting, which losses were charged current earnings.
2.	“Net unrealized gains (losses)” in the table above includes ¥8,659 million of unrealized gains on securities in investment limited partnerships.

(in millions of yen)
September 30, 2016
Net unrealized gains (losses):	¥3,411,723
Available-for-sale securities	3,427,411
Money held in trust not for trading purposes or being held to maturity	1,321
Securities reclassified from available-for-sale securities into held-to-maturity debt securities	(17,009)
Deferred tax liabilities	(1,003,721)
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for MUFG’s ownership share)	2,408,001
Noncontrolling interests	10,442
MUFG’s ownership share in net unrealized gains (losses) on available-for-sale securities held by affiliates accounted for under equity method accounting	19,329

Total net unrealized gains (losses) on available-for-sale securities	¥2,437,773

(Notes)

1.	“Net unrealized gains (losses)” in the table above excludes ¥20,493 million revaluation losses on securities by the application of fair value hedge accounting, which losses were charged current earnings.
2.	“Net unrealized gains (losses)” in the table above includes ¥2,109 million of unrealized losses on securities in investment limited partnerships.

12.	Derivatives

Derivatives to which hedge accounting is not applied

With respect to derivatives to which hedge accounting is not applied, the contract amounts or notional principal amounts, fair values and related valuation gains (losses) as of the end of the reporting period indicated, as well as the fair value valuation methods applied, by transaction type were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

(1)	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2016
		Contract amount
		Total	Over one year	Fair value	Valuation gains (losses)
Transactions listed on exchanges:
Interest rate futures	Sold	¥5,884,594	¥3,915,036	¥(3,796)	¥(3,796)
	Bought	16,513,663	11,722,714	11,592	11,592
Interest rate options	Sold	1,655,317	15,003	(108)	82
	Bought	1,602,451	—	123	(180)
Over-the-counter (“OTC”) transactions:
Forward rate agreements	Sold	39,821,214	529,083	(1,474)	(1,474)
	Bought	40,875,918	237,386	(596)	(596)
Interest rate swaps	Receivable fixed rate/Payable floating rate	456,168,774	361,183,148	14,593,288	14,593,288
	Receivable floating rate/Payable fixed rate	450,130,967	370,696,143	(14,301,769)	(14,301,769)
	Receivable floating rate/Payable floating rate	82,276,639	69,785,725	85,444	85,444
	Receivable fixed rate/Payable fixed rate	427,622	367,231	1,966	1,966
Interest rate swaptions	Sold	28,059,197	19,850,840	(877,013)	(269,451)
	Bought	26,277,391	18,199,977	709,775	188,983
Other	Sold	3,052,623	2,276,144	(47,111)	(26,605)
	Bought	3,560,785	2,475,805	53,431	26,194

Total		—	—	¥223,753	¥303,679

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Chicago Mercantile Exchange or other exchanges as of the end of the reporting period. The fair values of OTC transactions are calculated using the discounted present value model, option-pricing model or other methods.

		(in millions of yen)
		September 30, 2016
		Contract amount
		Total	Over one year	Fair value	Valuation gains (losses)
Transactions listed on exchanges:
Interest rate futures	Sold	¥3,959,895	¥3,228,952	¥(21,690)	¥(21,690)
	Bought	10,990,820	7,112,779	49,810	49,810
Interest rate options	Sold	1,068,861	—	(204)	459
	Bought	1,964,363	—	368	(671)
OTC transactions:
Forward rate agreements	Sold	51,811,227	1,822,955	13,767	13,767
	Bought	49,958,402	1,681,224	(13,254)	(13,254)
Interest rate swaps	Receivable fixed rate/Payable floating rate	476,192,706	377,653,461	18,934,369	18,934,369
	Receivable floating rate/Payable fixed rate	472,062,230	379,917,424	(18,643,288)	(18,643,288)
	Receivable floating rate/Payable floating rate	84,633,956	71,383,136	80,857	80,857
	Receivable fixed rate/Payable fixed rate	505,953	427,224	12,095	12,095
Interest rate swaptions	Sold	28,044,121	19,592,874	(1,003,421)	(365,488)
	Bought	25,373,651	17,390,817	807,263	291,204
Other	Sold	3,374,298	2,642,352	(55,280)	(37,082)
	Bought	3,549,225	2,878,431	57,703	26,977

Total		—	—	¥219,096	¥328,065

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Chicago Mercantile Exchange or other exchanges as of the end of the reporting period. The fair values of OTC transactions are calculated using the discounted present value model, option-pricing model or other methods.

(2)	Currency-related derivatives

		(in millions of yen)
		March 31, 2016
		Contract amount
		Total	Over one year	Fair value	Valuation gains (losses)
Transactions listed on exchanges:
Currency futures	Sold	¥411,256	¥9,116	¥(3,061)	¥(3,061)
	Bought	566,313	330,122	10,865	10,865
OTC transactions:
Currency swaps		57,930,388	42,287,749	(32,737)	(32,737)
Forward contracts on foreign exchange	Sold	61,127,116	2,574,392	265,814	265,814
	Bought	58,156,644	2,494,970	(127,107)	(127,107)
Currency options	Sold	8,838,234	4,191,123	(244,520)	59,821
	Bought	8,312,526	3,787,864	217,566	(28,218)

Total		—	—	¥86,818	¥145,375

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.

		(in millions of yen)
		September 30, 2016
		Contract amount
		Total	Over one year	Fair value	Valuation gains (losses)
Transactions listed on exchanges:
Currency futures	Sold	¥170,527	¥8,111	¥863	¥863
	Bought	452,119	183,206	(3,019)	(3,019)
OTC transactions:
Currency swaps		55,509,067	41,445,803	170,889	170,889
Forward contracts on foreign exchange	Sold	57,887,158	2,159,513	864,442	864,442
	Bought	55,468,207	2,181,199	(795,824)	(795,824)
Currency options	Sold	8,388,830	3,903,770	(115,503)	159,990
	Bought	7,730,156	3,508,613	194,719	(24,099)

Total		—	—	¥316,566	¥373,241

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.

(3)	Equity-related derivatives

		(in millions of yen)
		March 31, 2016
		Contract amount
		Total	Over one year	Fair value	Valuation gains (losses)
Transactions listed on exchanges:
Stock index futures	Sold	¥495,166	¥28,533	¥36	¥36
	Bought	168,956	27,306	4,419	4,419
Stock index options	Sold	900,200	438,503	(88,295)	(6,351)
	Bought	679,463	319,969	60,160	(832)
OTC transactions:
OTC securities option transactions	Sold	686,080	477,944	(104,181)	(76,012)
	Bought	628,455	442,058	106,546	89,398
OTC securities index swap transactions	Receipt of stock price index volatility /payment of interest rates	50,057	33,654	(6,556)	(6,556)
	Receipt of interest rates / payment of stock price index volatility	193,760	155,664	42,420	42,420
Forward transactions in OTC securities indexes	Sold	4,001	—	14	14
	Bought	18,353	—	(758)	(758)
Total return swaps	Sold	—	—	—	—
	Bought	8,056	—	(186)	(186)

Total		—	—	¥13,620	¥45,592

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the reporting period. The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

		(in millions of yen)
		September 30, 2016
		Contract amount
		Total	Over one year	Fair value	Valuation gains (losses)
Transactions listed on exchanges:
Stock index futures	Sold	¥326,912	¥28,533	¥6,213	¥6,213
	Bought	185,311	41,319	4,541	4,541
Stock index options	Sold	1,034,907	579,409	(98,134)	(1,935)
	Bought	839,712	403,493	60,080	(5,503)
OTC transactions:
OTC securities option transactions	Sold	581,169	358,958	(74,713)	(50,264)
	Bought	660,805	447,407	83,737	66,544
OTC securities index swap transactions	Receipt of stock price index volatility / payment of interest rates	68,910	65,319	(8,268)	(8,268)
	Receipt of interest rates / payment of stock price index volatility	251,016	193,281	43,896	43,896
Forward transactions in OTC securities indexes	Sold	476	—	28	28
	Bought	30,339	—	79	79
Total return swaps	Sold	—	—	—	—
	Bought	7,011	—	(691)	(691)

Total		—	—	¥16,770	¥54,639

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the reporting period. The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

(4)	Bond-related derivatives

		(in millions of yen)
		March 31, 2016
		Contract amount
		Total	Over one year	Fair value	Valuation gains (losses)
Transactions listed on exchanges:
Bond futures	Sold	¥364,277	¥—	¥(179)	¥(179)
	Bought	308,407	—	(411)	(411)
Bond futures options	Sold	61,737	—	(96)	13
	Bought	161,790	—	324	20
OTC transactions:
Bond OTC options	Sold	158,030	—	(666)	207
	Bought	172,082	—	1,781	953
Bond forward contracts	Sold	5,272	—	(32)	(32)
	Bought	70	—	0	0
Bond OTC swaps	Receivable fixed rate / payable variable rate	38,100	38,100	6,575	6,575
	Receivable variable rate / payable fixed rate	2,000	2,000	70	70
	Receivable variable rate / payable variable rate	384,093	384,093	(4,907)	(4,907)
	Receivable fixed rate / payable fixed rate	27,000	27,000	5,141	5,141

Total		—	—	¥7,600	¥7,452

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the reporting period. The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

		(in millions of yen)
		September 30, 2016
		Contract amount
		Total	Over one year	Fair value	Valuation gains (losses)
Transactions listed on exchanges:
Bond futures	Sold	¥362,359	¥—	¥(921)	¥(921)
	Bought	238,750	—	2,280	2,280
Bond futures options	Sold	378,055	—	(1,073)	100
	Bought	867,344	—	815	3
OTC transactions:
Bond OTC options	Sold	211,871	—	(802)	20
	Bought	219,384	—	1,223	92
Bond forward contracts	Sold	643,585	11,937	(5,201)	(5,201)
	Bought	448,098	—	2,887	2,887
Bond OTC swaps	Receivable fixed rate / payable variable rate	7,300	7,300	961	961
	Receivable variable rate / payable fixed rate	2,000	—	67	67
	Receivable variable rate / payable variable rate	298,025	298,025	(31,727)	(31,727)
	Receivable fixed rate / payable fixed rate	26,000	26,000	4,583	4,583

Total		—	—	¥(26,906)	¥(26,852)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the reporting period. The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

(5)	Commodity-related derivatives

		(in millions of yen)
		March 31, 2016
		Contract amount
		Total	Over one year	Fair value	Valuation gains (losses)
OTC transactions:
Commodity swaps	Receivable index volatility/ Payable floating rate	¥209,215	¥126,376	¥(38,485)	¥(38,485)
	Receivable floating rate/ Payable index volatility	252,698	140,461	44,459	44,459
Commodity options	Sold	117,205	71,840	(9,120)	(9,118)
	Bought	117,106	71,740	9,068	9,066

Total		—	—	¥5,921	¥5,922

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of OTC transactions are calculated using the prices and contract periods of the underlying transactions as well as other factors comprising other contractual terms of such transactions.
3.	The commodities are mainly those related to oil.

		(in millions of yen)
		September 30, 2016
		Contract amount
		Total	Over one year	Fair value	Valuation gains (losses)
OTC transactions:
Commodity swaps	Receivable index volatility/ Payable floating rate	¥157,959	¥113,190	¥(16,100)	¥(16,100)
	Receivable floating rate/ Payable index volatility	170,495	118,748	21,279	21,279
Commodity options	Sold	87,483	66,161	(4,182)	(4,181)
	Bought	87,381	66,059	4,096	4,095

Total		—	—	¥5,092	¥5,092

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of OTC transactions are calculated using the prices and contract periods of the underlying transactions as well as other factors comprising other contractual terms of such transactions.
3.	The commodities are mainly those related to oil or other commodities.

(6)	Credit-related derivatives

		(in millions of yen)
		March 31, 2016
		Contract amount
		Total	Over one year	Fair value	Valuation gains (losses)
OTC transactions:
Credit default options	Sold	¥3,008,784	¥2,393,985	¥26,068	¥26,068
	Bought	3,266,898	2,508,072	(19,987)	(19,987)
Total rate of return swaps	Sold	—	—	—	—
	Bought	111,818	68,928	110	110

Total		—	—	¥6,191	¥6,191

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.
3.	“Sold” refers to transactions where the credit risk is assumed and “Bought” refers to transactions where the credit risk is transferred.

		(in millions of yen)
		September 30, 2016
		Contract amount
		Total	Over one year	Fair value	Valuation gains (losses)
OTC transactions:
Credit default options	Sold	¥2,777,891	¥2,108,967	¥34,958	¥34,958
	Bought	3,080,962	2,301,517	(35,526)	(35,526)
Total rate of return swaps	Sold	—	—	—	—
	Bought	88,055	59,540	79	79

Total		—	—	¥(488)	¥(488)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.
3.	“Sold” refers to transactions where the credit risk is assumed and “Bought” refers to transactions where the credit risk is transferred.

(7)	Other derivatives

		(in millions of yen)
		March 31, 2016
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥33,775	¥15,451	¥(505)	¥(164)
	Bought	34,478	15,813	1,214	323
SVF Wrap Products	Sold	2,102,876	1,261,963	(1)	(1)
	Bought	—	—	—	—
Other	Sold	—	—	—	—
	Bought	5,321	5,321	566	566

Total		—	—	¥1,273	¥724

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the option-pricing model or other methods.
3.	SVF Wrap Products are derivative instruments where BTMU guarantees the payment of the principal to 401(k) investors and other investors that invest in Stable Value Fund.

		(in millions of yen)
		September 30, 2016
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥25,584	¥14,584	¥(448)	¥2,336
	Bought	25,946	14,584	813	(1,164)
SVF Wrap Products	Sold	1,945,804	1,081,456	(5)	(5)
	Bought	—	—	—	—
Other	Sold	—	—	—	—
	Bought	4,775	4,775	628	628

Total		—	—	¥987	¥1,794

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the option-pricing model or other methods.
3.	SVF Wrap Products are derivative instruments where BTMU guarantees the payment of the principal to 401(k) investors and other investors that invest in Stable Value Fund.

13.	Stock Options

I.	Amount of, and income statement line-item for, expenses relating to stock options and stock bonus plans

	(in millions of yen)
	September 30, 2015	September 30, 2016
General and administrative expenses	¥3,247	¥3,335

II.	Outline of stock options

For the six months ended September 30, 2015

	2015 Stock Options
Number of grantees by category	Directors (excluding outside directors) concurrently serving as corporate executive officers of MUFG:	8
	Corporate executive officers of MUFG:	9
	Executive officers of MUFG:	52
	Directors (excluding outside directors), executive officers, and senior fellows of subsidiaries:	177
Class and number of shares granted	Common stock:	2,058,600 shares
Grant date	July 14, 2015
Vesting conditions	Retirement
Eligible service period	June 25, 2015 to June 29, 2016
Exercise period	July 14, 2015 to July 13, 2045
Exercise price (in yen per share)	¥1
Fair value as of the grant date (in yen per share)	¥802

For the six months ended September 30, 2016

None.

III.	Outline of stock bonus plans

MUFG Americas Holdings Corporation (MUAH), a consolidated subsidiary of MUFG

For the six months ended September 30, 2015

None.

For the six months ended September 30, 2016

	2016 1st Stock Bonus Plans		2016 2nd Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries:	2	Employees of MUAH and subsidiaries:	1,012
Number of units granted (Note)	RSUs:	211,839	RSUs:	16,471,985
Grant date	March 15, 2016		June 15, 2016
Eligible service period	March 15, 2016 to March 15, 2019		June 15, 2016 to June 15, 2019
Fair value as of the grant date (in U.S. dollars per unit)		U.S.$4.96		U.S.$4.59

(Note)	The RSUs referred to in the above table are the Restricted Stock Units which are settled in American Depositary Receipts (ADRs) representing shares of common stock of MUFG, MUAH’s ultimate parent company. Compensation costs related to the granted RSUs for the reporting period are presented in “General and administrative expenses” in the consolidated statements of income. Unless otherwise provided in the relevant Restricted Share Unit Agreement, the RSUs represent a right to receive one ADR per RSU, and the right vests pro-rata on each one-year anniversary of the grant date and becomes fully vested three years from the grant date, provided that the grantee has satisfied the specified continuous service and other requirements. Each ADR is exchangeable for one share of MUFG common stock.

14.	Segment Information

I.	Business Segment Information

(1)	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes unified group-wide strategies based on customer characteristics and the nature of business. Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Retail Banking Business Group, Corporate Banking Business Group, Global Business Group, Trust Assets Business Group, Global Markets Business Group and Other.

Retail Banking Business Group:	Providing financial services to domestic individual customers

Corporate Banking Business Group:	Providing services relating to finance, real estate and stock transfers to domestic corporate customers

Global Business Group:	Providing financial services to overseas individual and corporate customers

Trust Assets Business Group:	Providing investment management and administration services for corporate pension funds, public pension funds, public funds and mutual funds

Global Markets Business Group:	Engaged in the trading business relating to foreign currency exchange, funds and investment securities for customers and with market counterparties, and administration of liquidity and cash management

Other:	Other than the businesses mentioned above

(a)	Changes in reporting segments

MUFG’s group companies are managed using a matrix framework consisting of the business segments mentioned above which are identified based on an integrated business group system to provide financial services and products under unified group-wide strategies as well as through individual MUFG group entities, which are grouped under the major operating subsidiaries as follows: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co. Ltd., consumer finance subsidiaries and others. To assist appropriate assessment of MUFG’s future cash flow forecasts, MUFG previously identified these groups of MUFG group entities as its reporting segments, each operating in a different industry and regulatory environment. However, beginning in this six-month period ended September 30, 2016, MUFG changed its reporting segments to the segmentation by the above-mentioned service-based Business Groups, following the progress made during the fiscal year ended March 31, 2016 in the implementation of unified group-wide business operations and management under the medium-term business plan that was commenced in the fiscal year ended March 31, 2016.

The segment information for the six months ended September 30, 2015 has been restated to reflect the foregoing changes in the reporting segments.

(2)	Methods of calculation of net revenue and operating profit (loss) for each reporting segment

The accounting methods applied to the reported business segments, except the scope of consolidation, are generally consistent with the methods described in “Significant Accounting Bases and Policies Applied to the Semi-Annual Consolidated Financial Statements”. The scope of consolidation includes MUFG’s major subsidiaries. The reported figures are generally prepared based on internal managerial accounting rules before elimination of inter-segment transactions and other consolidation adjustments. Net revenues and operating expenses attributable to multiple segments are reported in accordance with internal managerial accounting rules generally calculated based on market value.

(a)	Changes in the methods of calculation of operating profit (loss) of each reporting segment

In connection with the changes in the reporting segments implemented this six-month period ended September 30, 2016, the internal managerial accounting rules relating to the methods of calculation of net revenue and operating expenses attributable to multiple segments were changed from the methods based on third-party transaction prices to those based on market value.

The segment information for the six months ended September 30, 2015 has been restated based on the new methods of calculation.

(3)	Information on net revenue and operating profit (loss) for each reporting segment

For the six months ended September 30, 2015

	(in millions of yen)
	For the six months ended September 30, 2015
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥646,556	¥540,750	¥651,028	¥87,931	¥1,829,912	¥332,006	¥14,173	¥2,176,091
BTMU and MUTB	274,368	431,436	226,161	37,511	916,295	238,212	80,916	1,235,424
Net interest income	177,772	185,654	108,807	—	448,537	129,550	128,652	706,741
Net non-interest income	96,596	245,782	117,354	37,511	467,757	108,662	(47,735)	528,683
Other than BTMU and MUTB	372,187	109,313	424,867	50,419	913,617	93,793	(66,743)	940,667
Operating expenses	488,825	303,245	417,196	50,891	1,180,330	106,936	75,409	1,362,677

Operating profit (loss)	¥157,731	¥237,504	¥233,832	¥37,039	¥649,581	¥225,069	¥(61,236)	¥813,414

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.
5.	“Net revenue” and “Operating expenses” for each of the Corporate Banking Business Group and the Global Business Group include net revenue and operating expenses relating to overseas Japanese corporate transactions. The amounts relating to such transactions included in each of these reporting segments are as follows: ¥96,354 million of net revenue, ¥79,828 million of operating expenses and ¥16,525 million of operating profit. Adjustments have been made by deducting these amounts from the Total of Customer Business.

For the six months ended September 30, 2016

	(in millions of yen)
	For the six months ended September 30, 2016
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥584,163	¥501,599	¥579,405	¥82,580	¥1,668,705	¥357,288	¥(10,806)	¥2,015,187
BTMU and MUTB	243,038	403,552	200,683	35,143	836,206	266,782	61,717	1,164,706
Net interest income	168,151	171,529	92,222	—	413,535	120,328	91,858	625,721
Net non-interest income	74,886	232,023	108,460	35,143	422,671	146,454	(30,141)	538,984
Other than BTMU and MUTB	341,124	98,046	378,721	47,437	832,498	90,505	(72,523)	850,480
Operating expenses	480,108	293,210	372,711	52,848	1,124,756	100,818	73,430	1,299,005

Operating profit (loss)	¥104,055	¥208,388	¥206,693	¥29,732	¥543,948	¥256,469	¥(84,236)	¥716,182

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.
5.	“Net revenue” and “Operating expenses” for each of the Corporate Banking Business Group and the Global Business Group include net revenue and operating expenses relating to overseas Japanese corporate transactions. The amounts relating to such transactions included in each of these reporting segments are as follows: ¥79,043 million of net revenue, ¥74,122 million of operating expenses and ¥4,921 million of operating profit. Adjustments have been made by deducting these amounts from the Total of Customer Business.

(4)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statements of income for the corresponding six-month period

	(in millions of yen)
	For the six months ended September 30,
	2015	2016
Total operating profit of reporting segments	¥813,414	¥716,182
Operating profit of consolidated subsidiaries excluded from reporting segments	29,178	26,611
Credit related expenses	(104,379)	(108,435)
Reversal of allowance for credit losses	44,442	22,807
Gains on collection of bad debts	28,926	27,993
Net gains on equity securities and other securities	40,992	44,034
Equity in earnings of equity method investees	144,680	113,940
Others	(27,345)	(48,260)

Ordinary profit in the consolidated statements of income	¥969,908	¥794,873

II.	Related Information

For the six months ended September 30, 2015

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a)	Ordinary income

(in millions of yen)
For the six months ended September 30, 2015
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥1,859,700	¥507,103	¥152,575	¥440,708	¥31,796	¥2,991,884

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b)	Tangible fixed assets

(in millions of yen)
September 30, 2015
Japan	United States	Others	Total
¥1,114,499	¥145,822	¥105,012	¥1,365,334

(3)	Information by major customer

None.

For the six months ended September 30, 2016

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a)	Ordinary income

(in millions of yen)
For the six months ended September 30, 2016
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥1,764,609	¥422,715	¥138,189	¥390,366	¥63,491	¥2,779,372

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b)	Tangible fixed assets

(in millions of yen)
September 30, 2016
Japan	United States	Others	Total
¥1,117,146	¥120,528	¥85,959	¥1,323,634

(3)	Information by major customer

None.

III.	Information on impairment losses on long-lived assets by reporting segment

Impairment losses on long-lived assets are not allocated to the reporting segments. Total impairment losses on long-lived assets for the six months ended September 30, 2015 and 2016 were ¥1,804 million and ¥4,069 million, respectively.

IV.	Information on amortization and unamortized balance of goodwill by reporting segment

For the six months ended September 30, 2015

	(in millions of yen)
	For the six months ended September 30, 2015
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥87	¥22	¥8,353	¥423	¥8,886	¥—	¥—	¥8,886
Unamortized balance at period end	2,015	689	281,627	15,233	299,565	—	—	299,565
For the six months ended September 30, 2016

	(in millions of yen)
	For the six months ended September 30, 2016
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥88	¥30	¥6,881	¥427	¥7,427	¥—	¥—	¥7,427
Unamortized balance at period end	1,839	631	217,743	16,057	236,271	—	—	236,271

V.	Information on gains on negative goodwill by reporting segment

None.

15.	Business Combination

None.

16.	Per Share Information

(1)	The bases for the calculation of total equity per common share for the periods indicated were as follows:

	(in yen)
	March 31, 2016	September 30, 2016
Total equity per common share	¥1,121.06	¥1,100.71

	(in millions of yen)
	March 31, 2016	September 30, 2016
Total equity	¥17,386,769	¥16,501,568
Deductions from total equity:
Share subscription rights	8,260	6,421
Noncontrolling interests	1,920,538	1,543,451

Total deductions	1,928,799	1,549,873

Total equity attributable to common shares	¥15,457,970	¥14,951,695

	(in thousands of shares)
	March 31, 2016	September 30, 2016
Number of common shares at period end used for the calculation of total equity per common share	13,788,598	13,583,586

(2)	The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

	(in yen)
	For the six months ended September 30,
	2015	2016
Basic earnings per common share	¥42.96	¥35.93
Diluted earnings per common share	42.75	35.81

	(in millions of yen)
	For the six months ended September 30,
	2015	2016
Profits attributable to owners of parent	¥599,321	¥490,530
Profits not attributable to common shareholders	—	—

Profits attributable to common shareholders of parent	¥599,321	¥490,530

	(in millions of yen)
	For the six months ended September 30,
	2015	2016
Adjustments to profits attributable to owners of parent for dilutive shares	¥(2,147)	¥(1,020)
Of which adjustments to earnings attributable to owners of parent for dilutive shares of consolidated subsidiaries and others	(2,147)	(1,020)

	(in thousands of shares)
	For the six months ended September 30,
	2015	2016
Average number of common shares for the period used for the calculation of basic earnings per common share	13,948,270	13,652,178
Number of common shares attributable to dilutive shares used for the calculation of diluted earnings per common share	17,644	15,001
Of which preferred shares	—	—
Of which Share subscription rights	17,644	15,001

For the six months ended September 30,
	2015	2016
Description of antidilutive securities which were not included in the calculation of diluted earnings per common share but which materially changed after the end of the previous fiscal year	Share subscription rights issued by equity method affiliates:	Share subscription rights issued by equity method affiliates:
	Morgan Stanley	Morgan Stanley
	Stock options and others	Stock options and others
	Number as of June 30, 2015: 12 million	Number as of June 30, 2016: 14 million

(3)	As a result of the early adoption of the update of ASC No. 825 (Financial instruments) issued by the FASB and the application of transitional accounting treatment under ASC No. 825 as described in “2. Additional Information” above, basic earnings per common share and diluted earnings per common share for the six months ended September 30, 2016 decreased by ¥0.67.

(4)	The shares of MUFG common stock remaining in the Board Incentive Plan trust, which were included in the treasury shares as part of shareholders’ equity, were deducted from the average total number of issued shares for the six months ended September 30, 2016 used for the calculation of earnings per common share and from the total number of issued shares as of September 30, 2016 used for the calculation of total equity per common share. The average number of such treasury shares deducted from the calculation of earnings per common share for the six months ended September 30, 2016 was 13,447 thousand, and the number of such treasury shares deducted from the calculation of total equity per common share as of September 30, 2016 was 18,779 thousand. (There were no shares subject to such deduction as of and for the six months ended September 30, 2015.)

17.	Subsequent Events

I.	Share acquisition of Hitachi Capital

MUFG and Mitsubishi UFJ Lease & Finance Company Limited (MUL), an equity method affiliate of MUFG, entered into a Share Purchase Agreement to acquire a portion of the common shares of Hitachi Capital Corporation (Hitachi Capital) held by Hitachi, Ltd. (Hitachi) on May 13, 2016. MUFG completed the share acquisition on October 3, 2016, and Hitachi Capital became an equity method affiliate of MUFG.

(1)	Outline of the share acquisition

(a) Acquisition structure:	MUFG acquired 26,884,484 shares of Hitachi Capital’s common shares (23.0%) from Hitachi, the parent company of Hitachi Capital, through off-market trading.

(b) Acquisition price:	JPY 3,400 per common share

(c) Total acquisition price:	JPY 91.4 billion

(d) Board representation:	MUFG will appoint a director to Hitachi Capital’s board of directors (subject to the approval of Hitachi Capital shareholders at the annual general shareholders meeting scheduled for June 2017)

(2)	Outline of the business alliance

MUFG and MUL have entered into a Business Alliance Agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd., Hitachi and Hitachi Capital, relating to an open financial platform, under which the parties continue to work towards building a stronger collaborative relationship.

(3)	Overview of Hitachi Capital

(a) Name:	Hitachi Capital Corporation

(b) Type of business:	General leasing business

(c) Year of establishment:	1957

(d) Headquarters:	Nishi-Shimbashi Square, 3-1, Nishi Shimbashi 1-chome, Minato-ku, Tokyo

(e) Representative:	Mr. Seiji Kawabe, President and CEO

(f) Capital stock:	JPY 9,983 million (as of September 30, 2016)

(g) Number of employees:	5,142 (on a consolidated basis as of March 31, 2016)

(i)	Business size (as of and for the six months ended September 30, 2016):

(in millions of JPY)
Gross profit	62,159
Adjusted operating income	21,337
Net income attributable to owners of the parent	16,163
Total assets	3,019,989
Net assets	340,951

(Notes)

1.	The amount of “Adjusted operating income” is the difference between “Gross profit” and selling, general and administrative expenses.
2.	The above figures are based on the consolidated earnings report of Hitachi Capital prepared in accordance with IFRS.

II.	Repurchase of Own Shares

MUFG resolved, at a meeting of the Board of Directors held on November 14, 2016, to repurchase shares of its common stock pursuant to Article 156, Paragraph 1 of the Company Act, in accordance with the provision of Article 459, Paragraph 1, Item 1 of the Company Act and Article 44 of its Articles of Incorporation.

(1)	Reasons for the repurchase of Own Shares

MUFG intends to repurchase shares of its common stock in order to enhance shareholder returns, improve capital efficiency and conduct capital management flexibly.

(2)	Outline of the repurchase of Own Shares

(a)	Type of shares to be repurchased: Common shares of MUFG

(b)	Aggregate number of shares to be repurchased: Up to 230,000,000 shares (equivalent to 1.69% of the total number of issued shares (excluding treasury shares))

(c)	Aggregate amount of repurchase price: Up to JPY 100,000,000,000

(d)	Repurchase period: From November 15, 2016 to December 31, 2016

(e)	Repurchase method: Market purchases pursuant to a discretionary trading contract relating to the share repurchase